UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

WASHINGTON GROUP INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

938862 20 8

(CUSIP Number)

Dennis Washington

c/o Washington Corporations

101 International Way

Missoula, Montana 59808

(406) 523-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

David A. Hahn, Esq.

Latham & Watkins LLP

600 West Broadway, Suite 1800

San Diego, CA 92101

(619) 236-1234

January 25, 2004

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following box.   ☐

(Page 1 of 5 Pages)

SCHEDULE 13D
CUSIP No. 938862 20 8		Page 2 of 5 Pages

1.	Name of Reporting Person Dennis Washington

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO (See Item 3)

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

                -0- shares of Common Stock (plus 3,224,100 shares issuable upon exercise of currently vested stock options) (See Item 5)

  8.    Shared Voting Power

                -0- shares of Common Stock (See Item 5)

  9.    Sole Dispositive Power

                 -0- shares of Common Stock (plus 3,224,100 shares issuable upon exercise of currently vested options) (See Item 5)

10.    Shared Dispositive Power

                -0- shares of Common Stock (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,224,100 shares of Common Stock (based upon currently vested stock options) (See Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 11.4%(1)

14.	Type of Reporting Person IN

(1)	Based on 25,016,667 shares of common stock outstanding as of November 7, 2003, as reported in the Issuer’s Form 10-Q filed with the Commission on November 17, 2003.

SCHEDULE 13D
CUSIP No. 938862 20 8		Page 3 of 5 Pages

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to shares of Common Stock, par value $0.01 per share (the “Common Stock”) of Washington Group International, Inc., a Delaware corporation (the “Issuer”). The address of Issuer’s principal executive offices is 720 Park Boulevard, Boise, Idaho 83712.

Item 2.	Identity and Background.

(a) This Statement is being filed by Mr. Dennis R. Washington (the “Reporting Person”).

(b) The address of the Reporting Person’s principal office is c/o Washington Corporations, 101 International Way, Missoula, Montana 59807.

(c) The Reporting Person’s principal business is to make, manage and hold investments in operating entities. The Reporting Person is also the Chairman of the Board of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations and other minor offenses).

(e) During the last five years, the Reporting Person has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a United States Citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

This Statement relates to shares of the Issuer’s common stock issuable upon the exercise of options granted by the Issuer to the Reporting Person.

Item 4.	Purpose of transaction.

The Reporting Person acquired the options to purchase Common Stock of the Issuer for investment purposes. The Reporting Person evaluates his investment on a continuing basis. The Reporting Person currently has no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Person, however, may at any time and from time to time, review or reconsider his position with respect to any of such matters. The Reporting Person retains the right to change his investment intent, make acquisitions of the Issuer’s shares of Common Stock from one or more

SCHEDULE 13D
CUSIP No. 938862 20 8		Page 4 of 5 Pages

sellers in the open market or otherwise and/or to dispose of shares of Common Stock in the open market.

Item 5.	Interest in Securities of the Issuer.

On January 25, 2002 (the “Effective Date”), the Issuer emerged from Chapter 11 bankruptcy protection pursuant to its Second Amended Joint Plan of Reorganization, as modified and confirmed by the United States Bankruptcy Court for the District of Nevada (the “Plan”). Under the Plan, among other things, all of the Issuer’s equity securities existing prior to the Effective Date, including all securities owned by the Reporting Person, were deemed cancelled and extinguished.

Also pursuant to the Plan, the Issuer granted the Reporting Person options under the Issuer’s Equity and Performance Incentive Plan to purchase an aggregate of 3,224,100 shares of Common Stock. The Reporting Person’s options include one tranche of options to purchase an aggregate of 1,388,900 shares of Common Stock at a strike price of $24 per share, a second tranche of options to purchase an aggregate of 881,800 shares of Common Stock at a strike price of $31.74 per share, and a third tranche of options to purchase an aggregate of 953,400 shares of Common Stock at a strike price of $33.51 per share. One-third of the options in each tranche vested on the Effective Date, one-third vested on January 25, 2003, and the final one-third vested on January 25, 2004.

The first tranche of options was originally to expire on January 25, 2007 and the second and third tranches were to expire on January 25, 2006. In November 2003, the Issuer extended the expiration date for all the options to January 25, 2012.

By virtue of the vested options described above, the Reporting Person currently is the beneficial owner of 11.4% of the Issuer’s Common Stock, based upon 25,016,667 shares of outstanding Common Stock as of November 7, 2003, as reported in the Issuer’s Form 10-Q filed with the Commission on November 17, 2003.

Item 6.	Contracts, arrangements, understandings or relationships with respect to securities of the issuer.

None.

Item 7.	Material to be filed as Exhibits.

None.

SCHEDULE 13D
CUSIP No. 938862 20 8		Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2004	/s/ DENNIS R. WASHINGTON
Dennis R. Washington